

18006677

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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MAR 0 1 2018

Washington DC

SEC FILE NUMBER
8-40861

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordian Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Third Avenue, 17th Floor

(No. and Street)

New York (City)   *NY* (State)   10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Marron   (516) 287-2726

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA

(Name – if individual, state last, first, middle name)

375 Passaic Avenue, Ste 200 Fairfield   NJ   07004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
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OATH OR AFFIRMATION

I, Henry Owsley _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordian Group, LLC _____, as of December 31 _____, 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JUDY W. YU
Notary Public, State of New York
No. 01YU4956429
Qualified in Queens County
Commission Expires September 25, 20 21

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Gordian Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gordian Group, LLC (the "Company") as of December 31, 2017, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 26, 2018

Gordian Group, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	3,962,104
Restricted cash		194,328
Accounts receivable		560,233
Prepaid expenses		52,052
Securities owned at fair value		19,561
Fixed assets, net of accumulated depreciation and amortization of $958,477		10,485
Total assets	$	4,798,763
Liabilities and Member's Equity		
Liabilities		
Accrued compensation	$	3,093,260
Accrued professional fees		146,000
Deferred rent		83,632
Income taxes payable		11,000
Other accrued expenses and liabilities		90,407
Total liabilities		3,424,299
Commitments and contingencies		
Member's equity		1,374,464
Total liabilities and member's equity	$	4,798,763

See notes to statement of financial condition.

1. **Organization**

    Gordian Group, LLC (the "Company" or "Gordian") is a Delaware limited liability company whose sole member is Gordian Acquisition Corp. (the "Parent"), a Delaware corporation. The liability of the member for the losses, debts and obligations of the Company is generally limited to its capital contributions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company as an investment bank is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) engaged in a variety of financial transactions.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Revenue Recognition
    Advisory fees are recognized as services are provided. Deferred revenue is made up of unearned revenue and retainers. These items are recognized in income as they are earned over the life of the Company's contracts with its clients. Certain fees are recognized upon the settlement of a transaction.

    Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. During the year ended December 31, 2017, seven clients accounted for 86% of total advisory fee revenue; the largest of which was 26%. No other clients exceeded 3% of total advisory fee revenue. Accounts receivable at December 31, 2017 consists of amounts due from nine clients, the largest three of which represent 95% of the balance.

    Cash Equivalents
    The Company considers certain short-term, highly liquid investments such as U.S. Treasury Bills maturing within ninety days to be cash equivalents.

    Allowance for Doubtful Accounts
    Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The

Company's estimate is based on a review of the current status of the individual accounts receivable.

Nonmarketable Securities

From time to time, the Company may acquire, or receive for providing services to its clients, ownership interests in nonpublic entities or restricted interests in public entities. These interests may include common stock, preferred stock, warrants or other instruments. The Company values such interests at fair value, which is determined through recent transactions in similar securities, contractual arrangements to sell such securities, or comparison to other companies and transactions. Changes in fair value of these investments are included in the statement of operations.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or the length of the lease.

Income Taxes

While the Company is a disregarded entity for income tax purposes, its results of operations are included in the Parent's corporate income tax returns and its statement of operations reflects the effect of such inclusion while also recognizing any reductions in its income tax provisions as the result the Parent's activities.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event that the Company determines that it would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

3. **Cash and Cash Equivalents**

At December 31, 2017, cash and cash equivalents consisted of $3,962,104 in checking and interest-bearing accounts at four major banks. The Company's cash and restricted cash balances at each bank are insured up to $250,000 by the Federal Deposit Insurance

Corporation resulting in balances in excess of FDIC insured limits at one of the banks of approximately $3,843,000.

4. **Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information, without undue cost and effort, indicates that market participants would use different assumptions.

The changes in Level 3 assets measured at fair value for the year ended December 31, 2017 are as follows:

Category	January 1, 2017	Net Realized Gains	Net Proceeds	Net Transfers In (Out) of Level 3	December 31, 2017
Common stock	$ 2,000	339,164	(627,266)	288,102	$ 2,000
Warrants				17,561	17,561
	$ 2,000	339,164	(627,266)	305,663	$ 19,561

5. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at December 31, 2017:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 269,886	$ 269,886	$ -
Equipment	460,281	449,796	10,485
Furniture	238,794	238,794	-
Total	$ 968,961	$ 958,476	$ 10,485

6. Commitments and Contingencies

The Company maintains its offices in space leased under an operating lease agreement which expires in December 2020. Minimum future rental payments required as of December 31, 201, are $598,990 for each of the years 2018 through 2020. The Company has restricted cash of $194,328 as security under the lease.

Deferred rent on the accompanying statement of financial condition represents the excess of recognized rent expense on a straight line basis over scheduled lease payments.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $537,805, which exceeded the required minimum net capital of $228,287 by $309,518. Aggregate indebtedness at December 31, 2017 totaled $3,424,299. The ratio of aggregate indebtedness to net capital was 6.37 to 1.

8. **Retirement Plan**

The Company sponsors a defined contribution profit sharing plan covering all of the Company's eligible employees as defined in the plan. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2017.

9. **Income Taxes**

The Company's Parent is no longer subject to U.S. federal and state income tax examinations for years before 2014.

10. **Related Party Transactions**

During 2017, the Company sold $135,000 of its accounts receivable to each of its Chief Executive Officer and its President on a nonrecourse basis.

11. **Subsequent Events**

Subsequent events were evaluated through February 26, 2018 which is the date the financial statements were available to be issued.